September 24, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Erin Purnell

Re:	Parabellum Acquisition Corp.

Registration Statement on Form S-1, as amended

File No. 333-254763

Acceleration Request

Requested Date: September 27, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Parabellum Acquisition Corp. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-254763) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Registrant hereby authorizes Jeffrey C. Selman or Curtis L. Mo of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jeffrey C. Selman of DLA Piper LLP (US) at 415-615-6095 or Curtis Mo of DLA Piper LLP (US) at 650-833-2015. Thank you for your assistance.

Very truly yours,

/s/ Narbeh Derhacobian
Narbeh Derhacobian
Chief Executive Officer, President and Secretary

cc:	Jeffrey C. Selman (DLA Piper LLP (US))

Curtis Mo (DLA Piper LLP (US))

Mario B. Rego (DLA Piper LLP (US))

Elena Nrtina (DLA Piper LLP (US))

Ari Edelman (Reed Smith LLP)

Edward P. Bromley III (Reed Smith LLP)

Diego Perez (Reed Smith LLP)